SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 20, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

Announcement of LM Ericsson Telephone Company, dated September 20, 2010 regarding “Change in Ericsson’s executive leadership team.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: September 20, 2010

PRESS RELEASE SEPTEMBER 20, 2010

CHANGE IN ERICSSON’S EXECUTIVE LEADERSHIP TEAM

•	Torbjörn Possne assumes the role as head of Global Customer Unit Vodafone

•	Effective October 1, 2010

Torbjörn Possne is currently Senior Vice President and Head of Group Function Sales & Marketing and member of Ericsson’s (NASDAQ:ERIC) Executive Leadership team. He has most recently led the work of aligning Ericsson’s sales and marketing processes with the newly established regional organization.

“I have enjoyed the challenge of adapting our sales and marketing processes together with related tools to meet both the new regional set up and a changing industry. But at heart I want to be out in the field and I am excited to now work even closer with our customers,” says Torbjörn Possne.

Hans Vestberg, CEO and President at Ericsson says: “Torbjörn has done a great job developing our global sales and marketing function as well as culture. His experience and deep knowledge of our customers needs make him well suited to lead one of our key global customer units.”

Prior to his current position Possne was head of Market Unit Northern Europe, he has 16 years of experience in Sales within Ericsson, 11 of them on international assignments. Possne is replacing Jörgen Nilsson who has decided to pursue opportunities outside

Ericsson.

The search for Torbjörn Possne’s replacement has started; a new Head of Group Function Sales & Marketing will be announced separately.

NOTES TO EDITORS:

Possne’s BIO and photo are available on:

http://www.ericsson.com/ericsson/corpinfo/management/torbjorn_possne.shtml

PRESS RELEASE SEPTEMBER 20, 2010

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York

www.ericsson.com

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on September 20, 2010 at 07.45 CET.